Exhibit 99.1

NEWS RELEASE
    Media Contact: Fiona McCaul, office: (813) 426-3916 ; cell: (813) 505-0259

GERDAU AMERISTEEL PURCHASES CALLAWAY BUILDING PRODUCTS

Knoxville, Tenn., March 14, 2006-Gerdau Ameristeel (TSX: GNA.TO, NYSE: GNA) today announced that it has acquired the assets of Callaway Building Products, headquartered in Knoxville, Tennessee. Terms of the transaction were not disclosed.

For more than 45 years, Callaway Building Products has served the construction industry as a rebar fabricator and supplier of concrete construction products throughout East Tennessee, Eastern Kentucky, Virginia, North Carolina, and Georgia. John Salsbery, former president of Callaway, has accepted a position with Gerdau Ameristeel as sales manager.

“We are pleased to have John Salsbery and the Callaway team join Gerdau Ameristeel.  They bring with them the value of over 45 years of supplying reinforcing steel and related construction products to Knoxville and eastern Tennessee,” said Neal McCullohs, vice president of Downstream Operations. “We are very excited about their expertise in the construction products business, and see this as our entry into new markets and customers.”

About Gerdau Ameristeel:
Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 minimills (including one 50%-owned minimill), 17 scrap recycling facilities, and 36 downstream operations (including two 50%-owned joint ventures), Gerdau Ameristeel primarily serves customers in the eastern two-thirds of North America. The company’s products are generally sold to steel service centers, to fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. Gerdau Ameristeel’s common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and the New York Stock Exchange under the symbol GNA.

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